EXHIBIT 12.1

SM ENERGY COMPANY AND SUBSIDIARIES
RATIO OF EARNINGS TO FIXED CHARGES

	For the Six Months Ended June 30,	For the Years Ended December 31,
	2017	2016	2015	2014	2013	2012
	(in thousands, except ratios)
Income (loss) before income taxes	$(72,028)	$(1,201,916)	$(722,861)	$1,064,699	$278,611	$(83,517)
Add: Fixed charges	97,609	167,600	155,510	117,147	102,758	77,841
Add: Amortization of capitalized interest	6,497	13,905	9,116	11,448	11,784	9,095
Less: Capitalized interest	(5,112)	(17,004)	(25,051)	(16,165)	(10,952)	(12,135)
Earnings before fixed charges	$26,966	$(1,037,415)	$(583,286)	$1,177,129	$382,201	$(8,716)

Fixed charges:
Interest expense (1)	$91,548	$148,685	$128,149	$98,554	$89,711	$63,720
Capitalized interest	5,112	17,004	25,051	16,165	10,952	12,135
Interest expense component of rent (2)	949	1,911	2,310	2,428	2,095	1,986
Total fixed charges	$97,609	$167,600	$155,510	$117,147	$102,758	$77,841

Ratio of earnings to fixed charges	0.3	—	—	10.0	3.7	—
Insufficient coverage	$70,643	$1,205,015	$738,796	$—	$—	$86,557
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(1)
Includes amortization of deferred financing costs and debt discount. Interest expense for the year ended December 31, 2016, excludes the $10.0 million paid to terminate a second lien facility that was no longer necessary to fund acquisition activity.

(2)	Represents a reasonable approximation of the portion of rental expense assumed to be attributable to the interest factor.